EXHIBIT 99.1

News Release

Medicare Administrator Issues Final Local Coverage Determination for Rosetta Cancer Origin Test™

microRNA assay determined reasonable and necessary for providing an important niche in pathologic diagnoses of Cancer of Unknown Primary

PHILADELPHIA and REHOVOT, Israel (June 13, 2013) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, announces that Novitas Solutions, the designated Medicare Administrative Contractor (MAC) for the Company’s microRNA-based diagnostic assays, has issued for notice the final revised Local Coverage Determination (LCD) for Biomarkers in Oncology, which includes the Rosetta Cancer Origin Test™, the Rosetta Lung Cancer Test™ and the Rosetta Kidney Cancer Test™ (formerly miRview® mets2, lung and kidney assays). The LCD will become effective as of August 1, 2013.

The final revised LCD confirms continued Medicare coverage for the Cancer Origin Test to identify Cancer of Unknown or Uncertain Primary (CUP) as originally reported in Novitas’ bulletin posted in June 2012, and for which they have been reimbursing the test at approximately $3,500 per test.

This final policy determination was based on peer-reviewed publications from clinical studies conducted internally at Rosetta Genomics and at world-renowned institutions that demonstrated the test’s clinical utility.

“The affirmed Medicare reimbursement and formal coverage determination is good news for patients and physicians grappling with a CUP diagnosis. The published policy provides continued Medicare reimbursement and enables us to provide the Cancer Origin Test to the 45 million Medicare beneficiaries throughout the U.S. at no cost to the patient, thereby eliminating an adoption barrier for the physician ordering the test and for the patient. Together with our recent credentialing agreements with two large U.S. Preferred Provider Organizations, the total number of covered lives and for which our Cancer Origin Test could be adjudicated as ‘in-network’ now exceeds 61 million, which means that one-in-five Americans are covered for the Rosetta Cancer Origin Test,” said Kenneth A. Berlin President and Chief Executive Officer of Rosetta Genomics.

“Importantly, this LCD affirms that our test is reasonable and necessary for providing an important niche in the pathologic diagnoses of CUP.   With more than 200,000 patients per year presenting with Cancer of Unknown or Uncertain Primary, and who may benefit from our Cancer Origin Test, this coverage reflects the importance of determining the tumor origin in hard-to-diagnose metastatic cancers and CUP. This is particularly important as new, molecularly-targeted cancer treatments are developed. We believe our Cancer Origin Test helps physicians to accurately diagnose tumor origin in order to optimize treatment,” he added.

The Company reports that in the LCD, Novitas still considers the Rosetta Lung Cancer Test and the Rosetta Kidney Cancer Test investigational and, as such, will not include those tests for Medicare coverage at this time.

“We continue to build the body of clinical data in support of the utility of our Lung Cancer Test and our Kidney Cancer Test in sub-classifying tumor types. We believe that additional clinical data and peer-reviewed publications will support a favorable reimbursement decision for these tests in the future,” he concluded.

About Rosetta Cancer Testing Services (formerly the miRview® product line)

Rosetta Cancer Tests are a series of microRNA-based diagnostic testing services offered by Rosetta Genomics. The Rosetta Cancer Origin Test™ can accurately identify the primary tumor type in primary and metastatic cancer including cancer of unknown or uncertain primary (CUP). Rosetta Mesothelioma Test™ diagnoses mesothelioma, a cancer connected to asbestos exposure. The Rosetta Lung Cancer Test™ accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. The Rosetta Kidney Cancer Test™ accurately classifies the four most common kidney tumors: clear cell renal cell carcinoma (RCC), papillary RCC, chromophobe RCC and oncocytoma. Rosetta’s assays are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the Rosetta Cancer Origin Test™, 60,000 from the Rosetta Mesothelioma Test™, 65,000 from the Rosetta Kidney Cancer Test™ and 226,000 patients from the Rosetta Lung Cancer Test™. The Company’s assays are offered directly by Rosetta Genomics in the U.S., and through distributors around the world. For more information, please visit www.rosettagenomics.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s cancer testing services are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. Frost & Sullivan recognized Rosetta Genomics with the 2012 North American Next Generation Diagnostics Entrepreneurial Company of the Year Award.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, Rosetta’s Cancer of Origin Test™, Rosetta’s development or commercialization of molecular diagnostics, the market acceptance of Rosetta’s cancer testing services, particularly the Rosetta Cancer Origin Test™, Rosetta’s development of personalized medicine products and services and Rosetta achieving and maintaining Medicare coverage for its' tests constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2012 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:

Rosetta Genomics

Ken Berlin, President & CEO

(215) 382-9000, ext. 326

investors@rosettagenomics.com

Investor Contacts:

LHA

Anne Marie Fields

(212) 838-3777

afields@lhai.com

or

Bruce Voss

(310) 691-7100

bvoss@lhai.com

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